Exhibit 99.1

24 May 2019

Midatech Pharma PLC

(“Midatech” or the “Company”)

Posting of Annual Report & Notice of AGM

Midatech Pharma PLC (AIM: MTPH.L; Nasdaq: MTP), the R&D company focused on delivering innovative oncology and rare disease products to patients, announces that its Notice of Annual General Meeting ("AGM") was posted to shareholders, along with the Annual Report and Financial Statements for the year ended 31 December 2018, on 24 May 2019. The document is available today on the "Investors" section of the Company's website at:

http://www.midatechpharma.com/investors/financial-reports.html.

The Company will be holding its AGM at the offices of Panmure Gordon & Co, One New Change, London EC4M 9AF on Wednesday 19 June 2019 at 11:00 a.m.

For more information, please contact:

Midatech Pharma PLC

Dr Craig Cook, CEO

Tel: +44 (0)1235 888300

www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)

Corporate Finance

Freddy Crossley, Emma Earl (Corporate Finance)

James Stearns (Corporate Broking)

Tel: +44 (0)20 7886 2500

IFC Advisory Limited (Financial PR and UK Investor Relations)

Graham Herring / Tim Metcalfe / Heather Armstrong

Tel: +44 (0)20 3709 5700

Email: midatech@investor-focus.co.uk

Westwicke Partners (US Investor Relations)

Chris Brinzey

Tel: +1 339 970 2843

Email: chris.brinzey@westwicke.com

About Midatech Pharma PLC

Midatech Pharma (LSE AIM: MTPH; NASDAQ: MTP) is an R&D company focused on delivering innovative oncology and rare disease products to patients. The Company is developing a range of improved chemo-therapeutics or new immuno-therapeutics, using its three-proprietary platform drug delivery technologies, all of which are in the clinic, specifically:

1.	Q-Sphera™ platform: our disruptive polymer microsphere technology used for sustained release at the microscale to prolong and control the release of therapeutics over an extended period of time from weeks to months.

2.	MidaCore™ platform: our leading-edge gold nanoparticle technology used for targeting sites of disease at the nanoscale i.e. chemotherapy - improved and targeted delivery of existing chemotherapeutic agents to tumour sites, as well as ii. immunotherapy - enhanced uptake of new immuno-moieties by immune cells that can then mount an immune attack against cancer cells.

3.	MidaSolve platform: our innovative nanosaccharide technology used to dissolve otherwise insoluble drugs at the nanoscale so that they can be administered in liquid form directly and locally into tumours.

Each of our three technologies are thus focussed on improved bio-delivery and bio-distribution of medicines or agents to areas of the body where they are needed and can exert their actions in an effective, safe and precise manner.

Midatech’s headquarters and R&D facility is in Cardiff, UK, with a manufacturing operation in Bilbao, Spain. For more information please visit www.midatechpharma.com